Exhibit 99.6

Consent of Expert

I hereby consent to being named in and to the use of any statements I have provided with respect to the prospectus supplement dated August 20, 2025, to the short form base shelf prospectus forming a part of the Registration Statement on Form F-10 (File No. 333-288789), as amended and supplemented, filed by Uranium Royalty Corp. with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “Act”).

Very truly yours,

/s/ Darcy Hirsekorn
Darcy Hirsekorn
August 20, 2025